



Filed pursuant to Rule 497(a)
File No. 333-237586
Rule 482ad

EAGLE POINT CREDIT COMPANY

EAGLE POINT CREDIT COMPANY

QUARTERLY UPDATE – Q3 2023

NOVEMBER 14, 2023

IMPORTANT INFORMATION



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with Eagle Point Credit Company Inc. ("ECC" or the "Company") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of Eagle Point Credit Management LLC (the "Adviser") and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company, as described in the prospectus. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance**. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither the Adviser nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. The Company does not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

ABOUT EAGLE POINT CREDIT COMPANY

The Company is a non-diversified, closed-end management investment company. The Company's primary investment objective is to generate high current income, with a secondary objective to generate capital appreciation, by investing primarily in equity and junior debt tranches of CLOs. The Company is externally managed and advised by Eagle Point Credit Management LLC. The Company makes certain unaudited portfolio information available each month on its website in addition to making certain other unaudited financial information available on its website (www.eaglepointcreditcompany.com). This information includes (1) an estimated range of the Company's net investment income ("NII") and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimated range of the Company's net asset value ("NAV") per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) during the latter part of each month, an updated estimate of NAV, if applicable, and, with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses per share for the applicable quarter, if available.

FORWARD-LOOKING STATEMENTS

These materials may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this presentation may constitute forward-looking statements and are not guarantees of future performance or results and involve a number of risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described in the prospectus and the Company's other filings with the SEC. The Company undertakes no duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this presentation.

Eagle Point Credit is a registered trademark of Eagle Point Credit Management LLC.
© 2023. Eagle Point Credit Company Inc. All Rights Reserved.

TABLE OF CONTENTS



1. Introduction to Eagle Point Credit Company (ECC)

2. Senior Investment Team and Investment Process

3. CLO Equity Overview

4. ECC Supplemental Information

5. Selected Market Data

INTRODUCTION TO
EAGLE POINT CREDIT COMPANY(ECC)







INTRODUCTION TO ECC

Company and Adviser Overview

The Company: Eagle Point Credit Company Inc. (ECC)	
IPO Date	▪ October 7, 2014
Primary Investment Objective	▪ To generate high current income by investing primarily in equity and junior debt tranches of collateralized loan obligations, or “CLOs”
Total Market Capitalization	▪ $890.5 million[1]
Distributions	▪ Monthly distribution of $0.16 per share of common stock beginning in April 2023 (distribution rate of 20.5%)[2] ▪ $19.51 cumulative common distributions per share since IPO[2]

The Adviser: Eagle Point Credit Management LLC	
History	▪ Eagle Point Credit Management LLC (“Eagle Point” or the “Adviser”) was formed in 2012 by Thomas Majewski and Stone Point Capital
Asset Under Management	▪ Over $8.8 billion[3] managed across the Eagle Point platform on behalf of institutional, high net worth and retail investors

1. Combined market capitalization of ECC, ECCC, ECC PRD, ECCX, ECCW and ECCV based on securities outstanding as of September 30, 2023 and market prices as of October 31, 2023.
2. Based on ECC’s closing market price of $9.36 per share on October 31, 2023 and frequency and aggregate amount of regular and supplemental distributions most recently declared by the Company. Cumulative common distribution amount is as of September 30, 2023. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company’s website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company’s investment performance and should not be confused with “yield” or “income”. Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
3. As September 30, 2023, includes committed but undrawn capital and assets managed by Eagle Point Credit Management LLC and certain of its affiliates.



ECC Highlights

EAGLE POINT CREDIT COMPANY

CLO Equity is an Attractive Asset Class	▪ The Credit Suisse Leveraged Loan Index has generated positive total returns in 28 of the past 31 full calendar years[1] ▪ Eagle Point believes CLO equity provides an attractive way to obtain exposure to senior secured loans
Specialized Investment Team	▪ Eagle Point is focused on CLO securities and related investments (as well as other income-oriented investments) ▪ Each member of the Senior Investment Team is a CLO industry specialist who has been directly involved in the CLO market for the majority of their career
Differentiated Investment Strategy and Process	▪ The Company pursues a differentiated *private equity style* investment approach focused on proactively sourcing investment opportunities in CLO equity, seeking to take significant stakes and to influence key terms and conditions
Alignment of Interests	▪ Adviser and Senior Investment Team have approximately $14.6 million invested in securities issued by the Company[2]

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 1.

1. The CSLLI tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down full calendar years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments. See page 16.
2. Amount includes holdings of Eagle Point and its senior investment personnel as of September 30, 2023 (based on market values as of October 31, 2023).



ECC currently pays an aggregate monthly distribution of $0.16 per share, inclusive of a $0.14 regular distribution and a $0.02 supplemental distribution[1]

ECC Cumulative Distributions Per Share[2]

2015	$2.35
2016	$4.75
2017	$8.00
2018	$10.40
2019	$12.80
2020	$14.12
2021	$15.76
2022	$18.13
YTD 2023	$19.51

■ Regular Distributions　　■ Special Distributions Declared During Year

1.　Based on frequency of regular and supplemental distributions most recently declared by the Company.
2.　As of September 30, 2023. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**

Track Record: Common Stock Total Return and Price to Book Ratio



For the period of October 7, 2014 – October 31, 2023:

- ECC generated a total return[1] of 84.57% versus 80.34% for the S&P BDC Index[2] (annualized net total return of 6.99% for ECC versus 6.72% for the S&P BDC Index)

- ECC traded at an average premium to book value of 11.1% while the BDCs comprising the S&P BDC Index[2] traded at an average discount of -6.0%





1.   Total return is calculated as the percent change in the value of $10,000 invested in ECC common stock at the time of the Company's IPO and assumes that any dividends or distributions are reinvested at prices obtained by the Company's dividend reinvestment plan on the applicable payment date. Future results may vary and may be higher or lower than those shown. Returns do not reflect the deduction of taxes that a shareholder would pay on Company distributions or the sale of Company shares.
2.   The S&P BDC Index is designed to track leading business development companies (BDCs) that trade on NYSE and NASDAQ and satisfy market capitalization and equity requirements. Although ECC is not a BDC, BDCs generally invest in high yielding credit investments, as does ECC. In addition, similar to ECC, BDCs generally elect to be classified as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended, which generally requires an investment company to distribute its taxable income to shareholders. You cannot invest directly in an index.
3.   Price to book is calculated as price per share divided by book value per share, which for ECC, reflects management's reported estimate of book value for periods where final determined book values are not available. Future results may vary and may be higher or lower than those shown.

Source: Bloomberg.



ECC By The Numbers

20.5% Current Distribution Rate[1]	**130** Number of Resets Refis Re-Pricings Calls[2]	**$0.16** Monthly Distribution[1]
20 Average Years of CLO Experience of Senior Investment Team	**96.2%** Exposure to Floating Rate Senior Secured Loans[3]	
Number of Underlying Loan Obligors[3] **1,789**	Number of CLO Equity Securities[3] **142**	**40** Number of CLO Collateral Managers[3]

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 1.

1. Based on ECC's closing market price of $9.36 per share on October 31, 2023 and frequency and amount of current distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**
2. Since IPO date October 7, 2014 through September 30, 2023.
3. As of September 30, 2023.



INTRODUCTION TO ECC

Securities Outstanding

Advisor and Senior Investment Team have approximately $14.6 million invested in ECC, ECCC and ECCX[1]

Common Stock	
NYSE Ticker	**ECC**
Description	Common Stock
Market Cap[2]	$673.8mm
Price per Share[2]	$9.36
Distribution[3]	$0.16
Current Distribution Rate[3]	20.5%
Payment Frequency	Monthly
Maturity Date	N/A
Callable Date	N/A
Market Value Held by Adviser and Senior Investment Team[1]	$14.4mm

Preferred Stock and Unsecured Notes					
NYSE Ticker	**ECCC**	**ECC PRD**	**ECCV**	**ECCW**	**ECCX**
Description	Series C Term Preferred Stock Due 2031 ($25 Liquidation Preference)	Series D Perpetual Preferred Stock ($25 Liquidation Preference)	Unsecured Notes Due 2029 ($25 Par Denomination)	Unsecured Notes Due 2031 ($25 Par Denomination)	Unsecured Notes Due 2028 ($25 Par Denomination)
Principal	$45.0mm	$21.8mm	$79.4mm	$40.3mm	$30.2mm
Price per Share[2]	$20.70	$19.66	$21.30	$22.45	$23.25
Coupon	6.5%	6.75%	5.375%	6.75%	6.6875%
Yield to Maturity[2]	9.7%	8.6%	9.1%	8.7%	8.7%
Payment Frequency	Monthly	Monthly	Quarterly	Quarterly	Quarterly
Maturity Date	6/30/2031	Perpetual	1/31/2029	3/31/2031	4/30/2028
Callable Date	6/16/2024	11/29/2026	1/31/2025	3/29/2024	Callable
Market Value Held by Adviser and Senior Investment Team[1]	N/A	$62.1K	N/A	N/A	$124.9K

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 1.

1. Amount includes holdings of Eagle Point and its senior investment personnel as of September 30, 2023 (based on market values as of October 31, 2023).
2. Reflects securities outstanding as of September 30, 2023 and market price as of October 31, 2023. Yield is shown to the stated maturity based on market prices as of October 31, 2023. If called prior to stated maturity, the yield could be adversely impacted.
3. Based on ECC's closing market price of $9.36 per share on October 31, 2023 and frequency and aggregate amount of regular and supplemental distributions most recently declared by the Company. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. **Not a guarantee of future distributions or yield.**



SENIOR INVESTMENT TEAM AND INVESTMENT PROCESS











INVESTMENT PROCESS

Senior Investment Team

Thomas Majewski
Founder and Managing Partner

27 Years of Experience

Background

Direct experience in the credit markets dating back to the 1990s

- Spent his entire 27 year career in the credit and structured finance markets
- Formerly responsible for managing diverse credit portfolio for AMP Capital/AE Capital
- Led the creation of some of the earliest refinancing CLOs, pioneering techniques that are now commonplace in the market
- Unique background as both a CLO investor and investment banker including Former Head of CLO Banking at Merrill Lynch and RBS
- EY Entrepreneur of the Year Award (2017)

Daniel Ko
Senior Principal and Portfolio Manager

17 Years of Experience

Background

Direct experience in fixed income markets dating back to 2006

- Portfolio Manager for the CLO Strategy
- Specialized exclusively in structured finance throughout entire career
- Former Vice President at Bank of America Merrill Lynch in the CLO structuring group responsible for modeling deal cash flows, negotiating deal terms with both debt and equity investors, and coordinating the rating process

Daniel Spinner, CAIA
Senior Principal and Portfolio Manager

26 Years of Experience

Background

Direct experience financing and advising asset managers and funds dating back to the 1990s

- Portfolio Manager for the Defensive Income Strategy
- Former Investment Analyst at the 1199SEIU Pension responsible for the private equity, real estate, and special opportunities credit portfolios
- Credit trained in 1996 at Chase Manhattan Bank



INVESTMENT PROCESS

Private Equity Approach to Fixed Income Investing

Eagle Point employs a process that we believe is more akin to a private equity-style investment approach than the typical process used by many investors in fixed income securities

Investment Strategy and Process	▪ Proactive sourcing of investment opportunities ▪ Utilization of our methodical and rigorous investment analysis and due diligence process ▪ Involvement at the CLO formation and structuring stage enables us to influence the key terms and conditions of the investment for significant primary market investments ▪ Ongoing monitoring and diligence
Objective of the Process	▪ Outperformance relative to the CLO market – In the primary market, Eagle Point seeks to invest in CLO securities that have the potential to outperform other similar CLO securities issued within the respective vintage period

Note: Reflects the Adviser's current opinions and investment process only, which are subject to change without notice. There is no assurance that the Company will achieve its objective or that the Adviser's investment process will achieve its desired results.





CLO EQUITY OVERVIEW

EAGLE POINT

CREDIT COMPANY

CLO EQUITY OVERVIEW
Why Invest in CLO Equity?



Eagle Point believes that CLO equity provides an attractive way to obtain exposure to loans

Distribution of CLO Equity IRRs U.S. CLOs (2002 – 2011 Vintages)[1]	CLO Equity Attributes

- CLO equity has historically generated strong absolute returns with a low loss rate



4 %

96%

IRRs over 15%

Positive IRRs up to 15%

- CLOs with positive equity returns
- CLOs with negative equity returns

- Potential for strong absolute and risk-adjusted returns

- Expected shorter duration high-yielding credit investment with potential for high quarterly cash distributions

- Expected protection against rising interest rates[2]

- Expected low-to-moderate correlation over the long-term with fixed income and equity

---

Past performance is not indicative of, or a guarantee of, future performance. Please see important information on page 1.

Source: Compiled by Eagle Point based on data from Intex, Bloomberg, and Moody's Investors Service. As of November 2, 2017.

1. This chart shows certain performance data for CLO 1.0 vintages. For this purpose, CLO 1.0 vintages are defined as U.S. broadly syndicated cash flow CLOs that were originated from 2002 to 2011. Information for later vintage CLOs is not as complete and is therefore not shown. The figures presented in this report do not reflect any projections regarding the returns of any investment strategy, and all returns earned on CLO investments will be reduced by any applicable expenses and management fees. Actual performance of a CLO investment will vary, and such variance may be material and adverse, including the potential for full loss of principal. In particular, ECC is only invested in CLOs issued after 2011 (the CLO 2.0 period), and no representation is being made with respect to the historical or future performance of such later issued CLOs. CLO investments involve multiple risks, including unhedged credit exposure to companies with speculative-grade ratings, the use of leverage, and pricing volatility. The analysis was prepared by Eagle Point based on its proprietary analysis of data sourced from Intex, Bloomberg, Moody's Investors Service, and proprietary CLO Manager presentations. While the data and information contained in this report have been obtained from sources that Eagle Point considers reliable, Eagle Point has not independently verified all such data and does not represent or warrant that such data and information are accurate or complete, and thus they should not be relied upon. In addition, for purposes of this analysis, IRRs were calculated at the CLO level net of all CLO-related expenses, and some of such IRRs have certain inherent limitations as they are calculated based on certain underlying assumptions, which may under or over compensate for the impact, if any, of certain market factors and financial risks, such as lack of liquidity, macroeconomic factors, and other similar factors. The IRR calculations assume an initial cash investment equal to the par balance of the equity tranche. For redeemed CLOs, the equity IRR is based on reported Intex cash flows or manager reported realized returns where Intex data was not available. For active CLOs, the equity IRR is based on reported Intex cash flows and assumes a terminal equity value equal to the CLO's NAV as of November 2, 2017. Such assumptions may not be reflective of actual market conditions in the past, present, or future. **Additional information relating to this analysis is available upon request.**

2. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk.

CLO EQUITY OVERVIEW
The CLO Market is Large and Important to the Loan Market



The CLO market is the largest source of capital for the U.S. senior secured loan market[1]

U.S. Leveraged Loans Outstanding[1]



U.S. CLOs Outstanding[2]



Demand for Institutional Leveraged Loans[4]



U.S. Leveraged Loans Fund Flows ($ Billions)[5]



1. Source: Pitchbook LCD. As of September 30, 2023.
2. Source: Refinitive Leveraged Loan Monthly. As of September 30, 2023.
3. Represents Compound Annual Growth Rate ("CAGR") for the periods shown.
4. Source: Pitchbook LCD. Represents average demand for newly issued leveraged loans as of December 31, 2022.
5. Source: JP Morgan as of September 30, 2023.

CLO EQUITY OVERVIEW
Positive Loan Market Track Record



From 1992 through 2022, the CSLLI generated positive total returns in 28 of the 31 full calendar years

Credit Suisse Leveraged Loan Index ("CSLLI") Annual Total Return[1]

Annualized Return: 5.6%[1]

Year	Return
1992	6.8%
1993	11.2%
1994	10.3%
1995	8.9%
1996	7.5%
1997	8.3%
1998	5.3%
1999	4.7%
2000	4.9%
2001	2.7%
2002	1.1%
2003	11.0%
2004	5.6%
2005	5.7%
2006	7.3%
2007	1.9%
2008	-28.8%
2009	44.9%
2010	10.0%
2011	1.8%
2012	9.4%
2013	6.2%
2014	2.1%
2015	-0.4%
2016	9.9%
2017	4.2%
2018	1.1%
2019	8.2%
2020	2.8%
2021	5.4%
2022	-1.1%
YTD 2023	9.9%

1. The CSLLI launched January 31, 1992 and tracks the investable universe of the US dollar-denominated leveraged loan market. The performance of an index is not an exact representation of any particular investment, as you cannot invest directly in an index. Similarly, since 2001, from a total return perspective, the Morningstar LSTA US Leveraged Loan Index experienced only three down years (2008, 2015 and 2022 with returns of -29.1%, -0.7% and -0.6%, respectively). The Morningstar LSTA US Leveraged Loan Index is a market value-weighted index designed to measure the performance of the U.S. leveraged loan market based upon weightings, spreads and interest payments.

16

CLO EQUITY OVERVIEW
Senior Secured Loans are the Raw Materials of CLOs



Senior Secured Loans Represent "Pure" Credit Exposure

Senior	Senior position in a company's capital structure
Secured	First lien security interest in a company's assets
Floating Rate	Mitigates interest rate risk associated with fixed rate bonds[1]
Low LTV	Senior secured loans often have a loan-to-value ratio of approximately 40-60%[2]
Consistent Returns	Since 1992, the Credit Suisse Leveraged Loan Index experienced only three years of negative total returns

Illustrative Underlying Loan Obligors in CLOs[3]









Representative Company Capital Structure

Assets	Liabilities and Equity	% of Capital Structure
▪ Cash ▪ Receivables ▪ Inventory ▪ Property ▪ Plant ▪ Equipment ▪ Brands/Logos ▪ Intangibles ▪ Subsidiaries	**Senior Secured Loans** First priority pledge of assets	**40-60%**
	Subordinated Bonds Generally unsecured	**10-20%**
	Equity	**30-50%**

Moody's Average Recovery Rate (1987–2022)[4]



Reflects general market terms as of the date hereof; actual terms of any loan will vary.

Past performance is not indicative of, or a guarantee of, future performance. Please see Important Information on page 1.

1. The Adviser expects CLO equity to provide some measure of protection against rising interest rates when the applicable benchmark rate is greater than the benchmark rate floor on a CLO's underlying assets (which can typically range from 0.00% to 1.00% depending on the loan). However, CLO equity is also subject to other forms of interest rate risk, including increased risk of default by CLO's underlying obligors.
2. Loan-to-value ratio is typically based on market values as determined in an acquisition, by the public in the case of publicly traded companies, or by private market multiples and other valuation methodologies in the case of private companies.
3. The illustrative borrowers shown may not reflect a meaningful part of the portfolios of our CLO investments and have been selected to provide context regarding the general types of borrowers of U.S. senior secured loans. Most of such borrowers are not as recognizable to the public as those shown.
4. Source: Moody's Investor Services Default Trends – Global (January 2023). Senior Loans include first lien, second lien and unsecured term loans. No representation is being made as to the applicability of historical relative recovery rates to future periods. The information shown herein is for background purposes only and is the most recent data available.

CLO EQUITY OVERVIEW

The Spread in Loan Market Remains at High End of Historical Range

EAGLE POINT CREDIT COMPANY

Historical Leveraged Loan Spreads


450 bps
400 bps
350 bps
300 bps
250 bps
200 bps
150 bps
Spread
Long Term Average
Ten Year Average
Long Term Average: 312 bps
Ten Year Average: 370 bps
247 244 233 229 254 240 238 264 284 287 303 317 286 256 255 258 270 307 352 376 409 386 386 387 391 357 348 359 358 361 369 379
1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 YTD 2023

Past performance is not indicative of, or a guarantee of, future performance. Please see important disclosures on page 1.
Source: Credit Suisse. Data as of September 30, 2023. The Credit Suisse Leveraged Loan Index tracks the investable universe of the U.S.-denominated leveraged loan market. You cannot invest directly in an index.

CLO EQUITY OVERVIEW
Loan Market Repayment Rate



Loan repayments provide capital for reinvestment within CLOs

Source: Pitchbook LCD. Data as of September 30, 2023.

CLO EQUITY OVERVIEW
CLOs are Securitizations of a Portfolio of Senior Secured Loans



The Company invests primarily in the equity and subordinated debt tranches

Assets

Liabilities + Equity

Primarily Floating Rate Loan Collateral

Portfolio of primarily senior secured loans Rated B on average

Typically 5-7 year maturity

Senior Debt Typically AAA rated

Subordinated Debt
Various tranches typically rated from AA to B

Equity Tranche
Not rated

Primarily Floating Rate CLO Debt

Key CLO Structural Features

1. Actively managed portfolio

2. Match funded (i.e., limited refinancing risk)[1]

3. No mark to market triggers (i.e., no margin calls or forced sales)

4. Equity optionality over debt for majority holder due to protective rights

The CLO structure highlighted on this page is a hypothetical structure, and the structure of CLOs in which the Company invests may vary from the example.

1.   Since a CLO's indenture typically requires that the maturity dates of a CLO's assets (typically 5 to 7 years from the date of issuance of a senior secured loan) be shorter than the maturity date of the CLO's liabilities (typically 12 to 13 years), CLOs generally do not face refinancing risk on the CLO debt. However, CLO investors do face reinvestment risk with respect to a CLO's underlying portfolio. In addition, in most CLO transactions, CLO debt investors are subject to prepayment risk in that the holders of a majority of the equity tranche can direct a call or refinancing of a CLO, which would cause the CLO's outstanding CLO debt securities to be repaid at par.





ECC SUPPLEMENTAL INFORMATION

EAGLE POINT
CREDIT COMPANY

ECC SUPPLEMENTAL INFORMATION[1]
Income Statement and Balance Sheet Highlights



	Q3 2023 (Unaudited)	Q2 2023 (Unaudited)	Q1 2023 (Unaudited)	Q4 2022 (Unaudited)	Q3 2022 (Unaudited)
U.S. GAAP Net Investment Income ("NII") before Non-Recurring Expenses[2]	$0.33	$0.32	$0.34	$0.40	$0.40
U.S. GAAP Realized Gain/(Loss) before Non-Recurring Losses[2]	0.01	(0.27)	(0.02)	(0.07)	0.07
Total U.S.GAAP NII and Realized Gain/(Loss) before Non-Recurring Losses and Expenses[2]	$0.34	$0.05	$0.32	$0.33	$0.47
Non-Recurring Losses and Expenses[2,3]	$0.01	$0.00	$0.00	($0.04)	$0.00
Total U.S.GAAP NII and Realized Gain/(Loss)[2]	$0.35	$0.05	$0.32	$0.29	$0.47
Total Portfolio Cash Distributions Received[2,4]	$0.77	$0.90	$0.75	$0.70	$0.95
Less Cash Received on CLOs called[2]	0.00	0.00	0.01	0.05	0.06
Recurring Portfolio Cash Distributions Received[2,5]	$0.77	$0.90	$0.74	$0.65	$0.89
Common Share Distributions Paid[5]	($0.48)	($0.48)	($0.42)	($0.42)	($0.42)
Total Company Expenses[2,6]	(0.19)	(0.21)	(0.22)	(0.27)	(0.26)
Total Common Share Distributions and Expenses	($0.67)	($0.69)	($0.64)	($0.69)	($0.68)
Special Common Share Distributions Declared[7]	$0.00	$0.00	$0.00	($0.75)	$0.00
Common Share Market Price (period end)	$10.15	$10.16	$11.17	$10.12	$11.00
Net Asset Value (period end)	$9.33	$8.72	$9.10	$9.07	$10.23
$ Premium / (Discount)	$0.82	$1.44	$2.07	$1.05	$0.77
% Premium / (Discount)	8.8%	16.5%	22.7%	11.6%	7.5%
(Figures below are in millions, except shares outstanding)					
Assets					
CLO Equity	$636.95	$565.30	$593.87	$551.12	$594.25
CLO Debt	119.82	71.04	54.53	55.35	53.04
Loan Accumulation Facilities	18.90	36.78	31.27	25.83	22.47
Other Non CLO Assets	70.13	37.06	36.16	34.87	10.77
Cash	25.67	41.06	12.37	56.83	24.14
Receivables and Other Assets	51.09	34.22	37.67	36.16	32.50
Liabilities					
Notes	(149.04)	(154.10)	(153.31)	(150.77)	(153.52)
Preferred Stock	(46.42)	(46.92)	(45.54)	(44.58)	(47.37)
Payables and Other Liabilities	(29.17)	(10.13)	(11.00)	(39.40)	(18.75)
Temporary Equity					
Preferred Stock	(26.55)	(26.19)	(26.19)	(26.14)	(26.14)
Net Assets	$671.38	$548.12	$529.83	$499.27	$491.39
Weighted Avg of Common Shares for the period	67,892,702	59,511,166	57,350,530	50,945,338	45,928,991
Common Shares Outstanding at end of period	71,990,607	62,831,478	58,226,929	55,045,981	48,025,043

1. The information contained herein is unaudited. The information shown is derived from the Company's 2023 Semiannual Report, 2022 Annual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. Q2 2023 results include non-recurring excise tax refund. Q4 2022 results include non-recurring excise taxes.
4. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
5. See note 3 and 5 on page 23.
6. Includes operational and administrative expenses, interest expense, distributions on 6.75% Series D Preferred Stock, management and incentive fees, as well as non-recurring expenses mentioned in note 3 above.
7. Q4 2022 special distributions relate to the distribution of excess estimated taxable income over the aggregate distributions paid to common shareholders during the 2022 tax year.



ECC Portfolio Recurring Cash Flows[2]

RECURRING PORTFOLIO CASH DISTRIBUTIONS RECEIVED[3]

	Q3 2022	Q4 2022	Q1 2023	Q2 2023	Q3 2023
Total	$0.89	$0.65	$0.74	$0.90	$0.77
Cash Received in Excess	$0.21	($0.04)	$0.10	$0.21	$0.10
Total Company Expenses	$0.26	$0.27	$0.22	$0.21	$0.19
Common Share Regular Distributions Paid	$0.42	$0.42	$0.42	$0.48	$0.48

■ Cash Received in Excess of Common Share Distributions and Total Company Expenses

■ Total Company Expenses [4]

■ Common Share Regular Distributions Paid [5]

1. The information contained herein is unaudited. The information shown is derived from the Company's 2023 Semiannual Report, 2022 Annual Report, interim quarterly unaudited financial statements and/or other related financial information and is a graphical presentation for information previously provided on page 22.
2. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.
3. "Recurring Portfolio Cash Distributions Received" include quarterly distributions from CLO equity, CLO debt investments and other non-CLO assets and distributions from loan accumulation facilities in excess of capital invested and exclude funds received from CLOs called. Such distributions will vary from period to period and may be adversely affected by developments in the market. No representation is being made that such distributions will continue in the future at the same levels or at all, and nothing herein constitutes a guarantee of future distributions.
4. See note 6 on page 22.
5. To date, a portion of common stock distributions has been estimated to be a return of capital as noted under the Tax Information section on the Company's website. The actual components of the Company's distributions for U.S. tax reporting purposes can only be finally determined as of the end of each fiscal year of the Company and are thereafter reported on Form 1099-DIV. A distribution comprised in whole or in part by a return of capital does not necessarily reflect the Company's investment performance and should not be confused with "yield" or "income". Future distributions may consist of a return of capital. Amounts do not reflect special distributions paid to shareholders. **Not a guarantee of future distributions or yield.**



ECC SUPPLEMENTAL INFORMATION[1]

Quarterly Snapshot Trend

	Q3 2023 (Unaudited)	Q2 2023 (Unaudited)	Q1 2023 (Unaudited)	Q4 2022 (Unaudited)	Q3 2022 (Unaudited)
(Figures below are in millions, except for per share amounts and shares outstanding)					
Distributions Received From CLO Equity[2,3]	$46.10	$50.46	$39.57	$33.59	$41.50
Distributions Received From Other Investments[3]	6.07	3.22	3.66	2.13	1.94
Total Portfolio Cash Distributions Received[3]	$52.17	$53.68	$43.23	$35.72	$43.44
Investment Income From CLO Equity	$28.49	$27.12	$27.71	$28.89	$27.33
Investment Income From CLO Debt	2.90	1.50	1.37	1.46	0.88
Investment Income From Loan Accumulation Facilities	1.71	1.14	0.94	1.02	1.58
Investment Income from Non CLO Assets	2.93	1.97	1.90	1.15	0.41
Total Gross Income	$36.03	$31.73	$31.92	$32.52	$30.20
Cash Flow Treated as Return of Capital	$18.52	$17.67	$12.21	$10.65	$16.48
Operational and Administrative Expense[4]	$1.07	$1.15	$1.22	$1.02	$1.14
Portfolio Cash Distributions Received:					
Recurring CLO Equity Distributions[3]	$45.79	$50.45	$38.59	$30.81	$38.87
Called CLO Equity Distributions[3]	0.31	0.01	0.98	2.78	2.63
Distributions Received From CLO Equity[2,3]	$46.10	$50.46	$39.57	$33.59	$41.50
Distributions Received From CLO Debt[3]	2.26	1.38	1.58	1.30	0.78
Distributions Received From Loan Accumulation Facilities[3]	2.12	0.00	0.16	0.33	1.16
Distributions Received From Non CLO Assets[3]	1.69	1.84	1.92	0.50	0.00
Total Portfolio Cash Distributions Received[3]	$52.17	$53.68	$43.23	$35.72	$43.44
Portfolio Cash Distributions Received per Common Share[2,3,5]	$0.77	$0.90	$0.75	$0.70	$0.95
U.S. GAAP NII and Realized Gain/(Loss) per Common Share[5]	$0.35	$0.05	$0.32	$0.29	$0.47
Weighted Avg of Common Shares for the period	67,892,702	59,511,166	57,350,530	50,945,338	45,928,991
Common Shares Outstanding at end of period	71,990,607	62,831,478	58,226,929	55,045,981	48,025,043

1. The information contained herein is unaudited. The information shown is derived from the Company's 2023 Semiannual Report, 2022 Annual Report, interim quarterly unaudited financial statements and/or other related financial information.
2. Cash distributions include funds received from CLOs called (which includes a return of the Company's remaining invested capital in the applicable CLOs).
3. Amounts represent cash received during the period noted. Such amounts may represent income recorded in a previous period. Distributions received from non-CLO assets prior to Q4 2022 are considered non-meaningful and are not reflected above.
4. Excludes interest expense, distributions on 6.75% Series D Preferred Stock, management fees, incentive fees and excise tax and excise tax refunds.
5. Dollar amounts are per share of common stock and are based on a daily weighted average of shares of common stock outstanding for the period.



ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Q3 2023

CLO Equity Holdings (as of September 30, 2023)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q3 2023	Cash Received During Q3 2023	Income Accrued During Q2 2023	Return of Capital in Q3 2023	Q3 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Anchorage Credit Funding 12	2020		0.0	2.1	$247	$373	$231	$0	162%	22.48%	3.05%	0.59%	4.75%	3,422	64
Anchorage Credit Funding 13	2021		0.0	2.8	$35	$56	$31	$26	181%	20.44%	4.35%	0.00%	4.56%	3,333	65
Ares XXXIV	2015		0.0	1.5	$262	$544	$314	$242	173%	8.46%	2.67%	1.51%	3.55%	2,823	77
Ares XLI	2016	RF Q3-19 / RS Q1-21	0.0	2.5	$502	$776	$559	$225	139%	9.84%	4.35%	1.33%	3.59%	2,813	79
Ares XLIII	2017	RS Q2-21	0.0	2.8	$461	$807	$527	$279	153%	10.12%	3.85%	1.42%	3.58%	2,848	80
Ares XLIV	2017		0.0	2.5	$115	$229	$134	$99	171%	9.94%	3.63%	1.35%	3.60%	2,815	80
Ares XLVII	2018		0.0	0.0	$91	$369	$106	$281	350%	10.77%	0.79%	1.21%	3.58%	3,035	76
Ares LI	2019	RS Q3-21	0.0	2.8	$320	$430	$360	$53	119%	8.95%	4.55%	1.44%	3.59%	2,797	80
Ares LVIII	2020	RS Q1-22	0.3	3.3	$166	$173	$174	$0	99%	8.86%	4.30%	1.33%	3.62%	2,798	78
Ares LXIV	2022		0.5	3.5	$572	$782	$579	$206	135%	7.60%	4.27%	1.35%	3.55%	2,738	75
Bain 2021-1	2021		0.0	2.6	$280	$354	$280	$8	127%	9.57%	3.98%	1.32%	3.77%	2,876	99
Bain 2021-7[2]	2021		0.3	3.3	$49	$0	$0	$0	NM	8.86%	3.84%	1.41%	3.78%	2,905	96
Bardin Hill 2021-2	2021		0.1	3.1	$59	$75	$54	$7	138%	6.80%	5.61%	1.51%	3.95%	2,788	86
Barings 2018-1	2018		0.0	0.0	$115	$889	$147	$771	604%	8.46%	1.63%	1.21%	3.59%	2,820	89
Barings 2019-I	2019	RS Q2-21	0.0	2.5	$411	$555	$423	$134	131%	7.86%	5.00%	1.39%	3.66%	2,782	91
Barings 2019-II	2019	RS Q2-21	0.0	2.5	$414	$605	$449	$158	135%	8.22%	4.60%	1.43%	3.64%	2,774	91
Barings 2020-I	2020	RS Q3-21	0.0	3.0	$226	$265	$229	$1	116%	5.98%	5.33%	1.41%	3.61%	2,677	82
Barings 2021-II	2021		0.0	2.8	$336	$478	$336	$143	142%	6.04%	5.26%	1.28%	3.66%	2,829	85
Barings 2021-III	2021		0.2	3.3	$59	$92	$64	$29	144%	9.17%	3.91%	1.41%	3.70%	2,819	80
Barings 2022-I	2022		0.6	3.6	$312	$418	$314	$107	133%	8.70%	3.83%	1.25%	3.78%	2,873	78
Barings 2022-II	2022		0.8	3.8	$310	$349	$303	$24	115%	7.21%	5.07%	1.80%	3.68%	2,793	76
Blackstone Basswood Park	2021		0.0	2.6	$126	$186	$120	$68	155%	5.76%	4.32%	1.26%	3.70%	2,924	74
Blackstone Bear Mountain Park	2022		0.8	3.8	$456	$395	$428	$11	92%	4.88%	5.19%	1.80%	3.67%	2,867	70
Blackstone Bethpage Park	2021		0.0	3.0	$326	$408	$331	$58	123%	6.39%	4.33%	1.39%	3.74%	2,912	77
Blackstone Bristol Park	2016	RF Q1-20	0.0	0.0	$0	$1,020	$0	$1,020	NM	6.42%	1.43%	1.25%	3.55%	2,894	75
Blackstone Dewolf Park	2017	RF Q4-21	0.0	0.0	$0	$315	$0	$315	NM	6.92%	1.85%	1.18%	3.61%	2,973	74
Blackstone Kings Park	2021		0.2	3.3	$168	$197	$104	$56	189%	7.57%	3.63%	1.39%	3.70%	2,932	71
Blackstone Unity-Peace Park[2]	2022		0.6	3.6	$15	$0	$0	$0	NM	5.27%	4.05%	1.43%	3.67%	2,918	70
Blackstone Wellman Park[2]	2021		0.0	2.8	$32	$0	$0	$0	NM	4.23%	5.61%	1.36%	3.68%	2,900	75
Blackstone Whetstone Park	2021		0.3	3.3	$337	$492	$301	$177	164%	7.07%	3.83%	1.39%	3.70%	2,909	73
BBAM European CLO II	2021		0.0	2.8	$75	$92	$208	$38	44%	4.46%	4.86%	1.02%	4.00%	2,911	60
BlueMountain 2013-2	2013	RS Q4-17	0.0	0.0	$0	$0	$0	$0	NM	8.92%	0.26%	1.45%	3.60%	3,129	85
BlueMountain 2018-1	2018		0.0	0.0	$46	$213	$51	$190	415%	7.64%	0.71%	1.38%	3.76%	2,900	96
BlueMountain XXIII	2018		0.0	0.1	$109	$278	$109	$176	254%	6.05%	2.61%	1.44%	3.71%	2,946	96
BlueMountain XXIV	2019	RS Q1-21	0.0	2.6	$271	$317	$260	$24	122%	6.97%	5.12%	1.36%	3.80%	2,857	96
BlueMountain XXV	2019	RS Q2-21	0.0	2.8	$243	$262	$226	$27	116%	6.53%	5.14%	1.46%	3.80%	2,809	96
Brigade Battalion IX	2015	RS Q2-18	0.0	0.0	$136	$773	$140	$645	552%	9.86%	3.37%	1.36%	4.02%	2,887	73
Brigade Battalion XVIII	2020	RS Q4-21	0.0	3.0	$369	$395	$381	$1	104%	7.65%	5.64%	1.46%	3.99%	2,772	N/A
Brigade Battalion XIX	2021		0.0	2.5	$301	$376	$294	$50	128%	7.46%	5.50%	1.33%	4.03%	2,842	76
Brigade Battalion XXIII	2022		0.0	1.8	$364	$450	$352	$98	128%	6.10%	5.94%	1.44%	3.87%	2,705	74
Carlyle GMS 2014-5	2014	RF Q1-17 / RS Q3-18	0.0	0.0	$27	$425	$16	$412	2666%	5.41%	2.41%	1.42%	3.60%	2,806	N/A
Carlyle GMS 2017-4	2017		0.0	0.0	$0	$284	$7	$284	3820%	6.23%	1.60%	1.44%	3.53%	2,916	86
Carlyle GMS 2018-1	2018		0.0	0.0	$19	$172	$25	$159	679%	6.34%	0.81%	1.28%	3.56%	2,884	91
Carlyle GMS 2018-4	2018		0.0	0.3	$104	$259	$110	$160	235%	5.30%	2.76%	1.44%	3.59%	2,845	95
Carlyle GMS 2019-4	2020	RS Q1-22	0.4	3.5	$278	$313	$263	$2	119%	5.74%	4.96%	1.33%	3.71%	2,781	95
Carlyle GMS 2021-1	2021		0.0	2.5	$394	$463	$380	$87	122%	4.38%	5.49%	1.40%	3.74%	2,732	93
Carlyle GMS 2021-4	2021		0.0	2.6	$372	$596	$354	$245	168%	4.09%	5.46%	1.39%	3.75%	2,739	90
Carlyle GMS 2021-7	2021		0.0	3.0	$348	$451	$333	$121	136%	4.13%	5.57%	1.42%	3.74%	2,751	91
Carlyle GMS 2022-1	2022		0.5	3.5	$306	$410	$289	$127	142%	5.43%	5.04%	1.32%	3.80%	2,794	87
Carlyle GMS 2023-3[2]	2023		2.0	5.0	$104	$0	$0	$0	NM	3.04%	5.64%	1.77%	3.85%	2,865	75
CIFC 2013-II	2013	RS Q4-17 / RF Q2-21	0.0	0.0	$0	$558	$35	$558	1613%	7.60%	1.89%	1.26%	3.52%	2,831	85
CIFC Funding 2014	2014	RF Q2-17 / RS Q1-18	0.0	0.0	$50	$461	$33	$418	1391%	7.29%	2.50%	1.37%	3.54%	2,916	83
CIFC Funding 2014-III	2014	RF Q3-17 / RS Q4-18	0.0	0.1	$68	$428	$34	$397	1241%	7.14%	2.39%	1.47%	3.63%	2,974	92
CIFC Funding 2014-IV	2018	RF Q1-17 / RS Q4-18/ RS Q4-21	0.2	3.3	$123	$57	$103	$0	55%	6.16%	4.71%	1.44%	3.71%	2,877	91
CIFC Funding 2015-III	2015	RS Q1-18	0.0	0.0	$0	$241	$0	$241	NM	9.17%	2.13%	1.13%	3.25%	2,679	73
CIFC Funding 2019-III	2019	RS Q3-21	0.0	3.0	$104	$86	$96	$0	89%	4.44%	5.75%	1.42%	3.72%	2,810	96
CIFC Funding 2019-IV	2019	RS Q3-21	0.0	3.0	$444	$437	$410	$14	106%	4.66%	5.28%	1.43%	3.69%	2,822	94
CIFC Funding 2019-V	2019		0.2	3.3	$461	$407	$446	$0	91%	4.92%	5.51%	1.41%	3.69%	2,837	95
CIFC Funding 2020-I	2020	RS Q3-21	0.0	2.8	$406	$433	$384	$8	113%	5.27%	5.71%	1.42%	3.69%	2,818	92
CIFC Funding 2020-II	2020		0.0	3.1	$211	$274	$208	$67	132%	5.84%	5.53%	1.43%	3.69%	2,869	92
CIFC Funding 2020-IV	2021		0.0	2.3	$292	$332	$274	$12	121%	4.30%	6.08%	1.58%	3.72%	2,838	91
CIFC Funding 2021-III	2021		0.0	2.8	$501	$552	$460	$54	120%	5.08%	5.50%	1.40%	3.76%	2,884	88
CIFC Funding 2021-VI	2021		0.0	3.0	$428	$522	$406	$73	129%	4.85%	5.64%	1.40%	3.78%	2,890	86
CIFC Funding 2022-I	2022		0.4	3.5	$490	$608	$460	$147	132%	3.34%	5.68%	1.32%	3.77%	2,885	81
CIFC Funding 2022-VI	2022		1.0	3.8	$336	$308	$308	$13	100%	2.41%	5.67%	2.25%	3.82%	2,925	75
CIFC Funding 2023-I[2]	2023		2.0	5.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
CSAM Madison Park XXI	2016	RS Q4-19 / RF Q4-21	0.0	1.0	$237	$330	$232	$76	142%	8.44%	4.20%	1.36%	3.94%	2,939	74
Cutwater 2015-I	2015	RS Q4-18	0.0	0.0	$0	$357	$0	$357	NM	31.43%	-1.00%	1.48%	3.96%	3,673	39

1. The portfolio level data contained herein is derived from the Company's 2023 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.
2. As of September 30, 2023, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.



ECC SUPPLEMENTAL INFORMATION[1]

Portfolio Details – Q3 2023 (Cont.)

EAGLE POINT CREDIT COMPANY

CLO Equity Holdings (as of September 30, 2023)	Vintage	Refi/Reset/Call	Years Remaining in Non-Call Period	Years Remaining in Reinvestment Period	Income Accrued During Q3 2023	Cash Received During Q3 2023	Income Accrued During Q2 2023	Return of Capital in Q3 2023	Q3 Cash Received as % of Prior Qtr Accrual	CCC+ or Lower	Junior OC Cushion	Senior AAA Spread	Weighted Average Portfolio Spread	Weighted Average Rating Factor	Diversity Score
Eaton Vance 2015-1	2015		0.0	0.0	$27	$257	$31	$236	843%	10.19%	0.28%	1.35%	3.63%	2,998	79
Eaton Vance 2020-1[2]	2020		0.0	3.0	$131	$0	$0	$0	NM	6.05%	5.46%	1.43%	3.69%	2,746	82
Eaton Vance 2020-2	2020		0.2	3.3	$416	$557	$412	$143	135%	6.42%	5.51%	1.41%	3.66%	2,847	79
Elmwood 14	2022		0.7	3.8	$234	$260	$158	$59	165%	4.58%	4.81%	1.54%	3.67%	2,661	85
Elmwood 17	2022		0.6	3.6	$262	$305	$59	$191	515%	4.84%	5.20%	1.32%	3.69%	2,702	85
First Eagle Lake Shore MM I	2019	RS Q2-21	0.0	1.5	$515	$505	$568	$6	89%	23.04%	0.78%	1.98%	5.45%	3,765	50
First Eagle Wind River 2013-2	2013	RS Q4-17 / RF Q3-21	0.0	0.0	$0	$370	$0	$370	NM	11.47%	-0.19%	1.26%	3.68%	2,968	74
First Eagle Wind River 2014-1	2014	RF Q1-17 / RS Q2-18	0.0	0.0	$0	$148	$0	$148	NM	7.97%	0.17%	1.31%	3.74%	2,835	79
First Eagle Wind River 2014-3	2015	RF Q2-17 / RS Q3-18 / RF Q4-20	0.0	0.1	$0	$397	$0	$397	NM	8.88%	0.82%	1.32%	3.74%	2,882	76
First Eagle Wind River 2017-1	2017	RF Q4-19 / RS Q1-21	0.0	2.6	$439	$534	$448	$2	119%	8.72%	4.49%	1.32%	3.69%	2,865	84
First Eagle Wind River 2017-3	2017	RS Q2-21	0.0	2.5	$563	$733	$577	$139	127%	8.26%	4.87%	1.41%	3.69%	2,795	83
First Eagle Wind River 2018-1	2018		0.0	0.0	$269	$693	$286	$414	242%	10.10%	2.06%	1.33%	3.65%	2,881	78
First Eagle Wind River 2019-2	2019	RS Q1-22	0.3	3.3	$518	$618	$500	$19	124%	8.11%	5.57%	1.35%	3.77%	2,854	80
First Eagle Wind River 2022-2	2022		0.7	3.8	$399	$433	$385	$47	112%	7.81%	5.04%	1.59%	3.97%	2,873	68
Generate 9	2021		0.1	3.1	$503	$582	$462	$119	126%	7.74%	6.13%	1.46%	3.81%	2,830	87
Greywolf IV	2019		0.0	2.5	$215	$254	$200	$0	127%	9.13%	4.07%	1.49%	3.75%	2,955	76
HarbourView VII	2018	RF Q1-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	8.95%	-0.74%	1.39%	3.64%	2,840	78
KKR 36	2021		0.0	3.0	$236	$312	$228	$83	137%	11.29%	4.66%	1.44%	3.99%	2,975	75
Marathon VI	2014	RF Q2-17 / RS Q2-18	0.0	0.0	$0	$0	$0	$0	NM	36.97%	-4.78%	N/A	4.25%	4,377	28
Marathon VII	2014	RF Q2-17	0.0	0.0	$0	$0	$0	$0	NM	60.40%	-32.82%	N/A	5.31%	5,942	6
Marathon VIII	2015	RS Q3-18	0.0	0.0	$0	$0	$0	$0	0%	12.84%	-0.48%	1.51%	3.82%	2,964	93
Marathon X	2017		0.0	0.0	$0	$0	$0	$0	NM	13.40%	-0.83%	1.27%	3.80%	2,963	71
Marathon XI	2018		0.0	0.0	$0	$34	$0	$34	NM	12.67%	-0.34%	1.41%	3.77%	2,912	93
Marathon XII	2018	RF Q3-20	0.0	0.0	$0	$116	$0	$116	NM	10.30%	-0.77%	1.44%	3.78%	3,074	93
Muzinich 1988 CLO 1	2022		1.1	3.3	$136	$255	$114	$139	224%	0.66%	5.64%	2.45%	3.62%	2,411	81
Muzinich 1988 CLO 2[2]	2022		1.5	4.5	$168	$0	$117	$0	0%	0.00%	6.28%	2.32%	3.65%	2,423	81
Muzinich 1988 CLO 3[2]	2022		2.0	5.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
MJX Venture 41	2021		0.0	2.3	$138	$188	$132	$56	143%	4.59%	5.31%	1.48%	4.02%	2,563	99
Octagon 26	2016	RS Q2-18	0.0	0.0	$46	$516	$51	$492	1010%	8.98%	0.80%	1.31%	3.75%	2,885	83
Octagon 27	2016	RS Q3-18 / RP Q3-20	0.0	0.0	$67	$479	$50	$453	967%	8.93%	0.85%	1.35%	3.76%	2,883	84
Octagon 29	2016		0.0	1.3	$162	$383	$166	$224	231%	8.08%	2.88%	1.44%	3.84%	2,807	87
Octagon 37	2018		0.0	0.0	$10	$64	$15	$52	424%	7.07%	1.04%	1.30%	3.74%	2,787	85
Octagon 44	2019	RS Q3-21	0.0	3.0	$333	$494	$344	$159	144%	7.52%	3.79%	1.44%	3.81%	2,833	88
Octagon 45[2]	2019		0.5	3.5	$431	$0	$0	$0	NM	7.69%	4.35%	1.34%	3.83%	2,786	88
Octagon 46	2020	RS Q3-21	0.0	2.8	$378	$445	$384	$4	116%	7.67%	3.95%	1.42%	3.84%	2,776	86
Octagon 48	2020		0.1	3.1	$346	$486	$334	$153	146%	6.64%	5.72%	1.41%	3.78%	2,751	88
Octagon 50	2020	RS Q4-21	0.1	3.3	$322	$399	$310	$72	129%	6.79%	4.77%	1.41%	3.83%	2,765	85
Octagon 51	2021		0.0	2.8	$333	$440	$322	$118	137%	6.12%	5.40%	1.41%	3.79%	2,753	84
Octagon 55	2021		0.0	2.8	$229	$370	$236	$139	157%	5.50%	4.92%	1.41%	3.77%	2,728	82
Octagon 58	2022		0.8	3.8	$548	$606	$538	$66	113%	5.91%	4.69%	1.45%	3.84%	2,789	85
Octagon XIV	2012	RS Q2-17 / RF Q1-21	0.0	0.0	$0	$382	$0	$382	NM	11.97%	-0.68%	1.25%	3.43%	2,772	70
OCP Euro 2019-3	2019		0.0	1.8	$56	$73	$54	$18	136%	0.63%	5.20%	0.82%	4.02%	2,787	64
OFSI BSL VIII	2017	RF Q1-21	0.0	0.0	$0	$176	$0	$176	NM	12.00%	2.12%	1.26%	3.60%	2,994	47
Prudential Dryden 53	2018		0.0	0.0	$0	$388	$14	$388	2825%	10.57%	2.59%	1.38%	3.58%	2,951	95
Prudential Dryden 64	2018		0.0	0.0	$88	$451	$136	$345	331%	10.04%	1.10%	1.23%	3.61%	2,874	94
Prudential Dryden 68	2019	RS Q3-21	0.0	2.8	$354	$564	$368	$202	153%	10.30%	3.74%	1.43%	3.70%	2,684	99
Prudential Dryden 85	2020	RS Q3-21	0.0	3.0	$371	$456	$372	$10	123%	9.54%	4.70%	1.41%	3.72%	2,691	98
Prudential Dryden 88 Euro	2021		0.0	2.3	$16	$30	$17	$8	176%	6.75%	4.60%	0.85%	4.15%	3,035	55
Prudential Dryden 94	2022		0.7	3.8	$480	$614	$476	$139	129%	8.33%	5.37%	1.44%	3.74%	2,686	100
Prudential Dryden 109	2022		0.6	3.6	$296	$313	$248	$65	126%	9.07%	4.22%	1.38%	3.76%	2,730	100
Regatta VII	2016		0.0	2.7	$101	$121	$114	$13	106%	7.01%	2.42%	1.16%	3.68%	2,645	90
Regatta XX	2021		0.0	3.0	$332	$388	$325	$15	120%	4.66%	4.82%	1.42%	3.66%	2,585	90
Regatta XXI	2021		0.1	3.1	$267	$342	$278	$34	123%	5.39%	4.91%	1.44%	3.66%	2,592	90
Regatta XXII	2022		0.8	3.8	$104	$109	$9	$77	1189%	3.64%	5.62%	1.54%	3.64%	2,539	88
Regatta XXIV	2021		0.2	3.3	$128	$146	$132	$14	110%	5.31%	4.26%	1.42%	3.64%	2,592	89
Rockford Tower 2019-1	2019		0.0	2.5	$380	$379	$355	$16	107%	6.33%	5.41%	1.38%	3.81%	2,776	87
Rockford Tower 2021-3	2021		0.1	3.1	$842	$917	$822	$86	112%	6.70%	4.63%	1.46%	3.85%	2,791	86
Rockford Tower 2022-3[2]	2023		0.8	2.3	$90	$0	$0	$0	NM	3.44%	6.32%	2.35%	3.82%	2,654	78
Steele Creek 2018-1	2018		0.0	0.0	$0	$476	$11	$476	4187%	11.44%	1.80%	1.27%	3.71%	2,937	76
Steele Creek 2019-1	2019	RF Q3-21	0.0	0.5	$150	$379	$164	$219	232%	10.42%	4.12%	1.45%	3.74%	2,728	78
Zais 3	2015	RS Q2-18	0.0	0.0	$0	$294	$37	$294	792%	9.86%	0.45%	1.47%	4.10%	2,886	75
Zais 5	2016	RF Q1-21	0.0	0.0	$0	$0	$0	$0	NM	27.71%	-1.83%	N/A	4.48%	3,504	37
Zais 6	2017	RF Q2-21	0.0	0.0	$0	$40	$0	$1	NM	18.63%	-1.10%	1.48%	4.04%	2,998	53
Zais 7	2017		0.0	0.0	$0	$0	$0	$0	NM	17.57%	-3.27%	1.55%	4.03%	3,144	67
Zais 8	2018		0.0	0.0	$0	$0	$0	$0	NM	26.27%	-1.64%	1.21%	4.25%	3,467	47
Zais 9	2018	RP Q3-20	0.0	0.0	$0	$0	$5	$0	0%	11.26%	-0.25%	1.46%	4.11%	2,914	79
ALM VIII	2013	RS Q4-16 / Called Q1-20	0.0	0.0	$0	$0	$0	$0	NM	N/A	N/A	N/A	N/A	N/A	N/A
Blackstone Taconic Park	2016	Called Q1-22	0.0	0.0	$0	$294	$0	$294	NM	N/A	N/A	N/A	N/A	N/A	N/A
Total/Weighted Average[3]			**0.3**	**2.7**	**$28,429**	**$45,910**	**$26,974**	**$18,502**		**7.02%**	**4.41%**	**1.44%**	**3.78%**	**2,830**	**83**
Positions no longer held as of September 30, 2023					**$64**	**$194**	**$150**	**$19**							
Total including positions no longer held as of September 30, 2023					**$28,493**	**$46,104**	**$27,124**	**$18,521**							

1. The portfolio level data contained herein is derived from the Company's 2023 Semiannual Report, interim quarterly unaudited financial statements and/or other related financial information, CLO trustee reports, custody statements and/or other information received from CLO collateral managers. Excludes CLO debt, loan accumulation facilities and non-CLO investments. Dollar amounts in thousands.
2. As of September 30, 2023, the CLO either had not reached its first payment date or, in the case of secondary purchases, had not made a payment since the Company owned the security.
3. Weighted average calculations exclude called CLOs and newly issued CLOs for which look-through data is not yet available.



ECC SUPPLEMENTAL INFORMATION[1]

Changes in Effective Yield

The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of September 30, 2023)	Effective Yield as of June 30, 2023	Effective Yield as of September 30, 2023	Change in Effective Yield
Anchorage Credit Funding 12	13.67%	15.50%	1.83%
Anchorage Credit Funding 13	11.13%	13.42%	2.30%
Ares XXXIV	17.36%	14.69%	-2.67%
Ares XLI	15.30%	13.67%	-1.63%
Ares XLIII	12.81%	11.21%	-1.60%
Ares XLIV	13.33%	11.57%	-1.75%
Ares XLVII	8.84%	9.63%	0.79%
Ares LI	16.73%	14.61%	-2.12%
Ares LVIII	16.04%	15.16%	-0.88%
Ares LXIV	19.57%	19.47%	-0.10%
Bain 2021-1	16.52%	16.62%	0.10%
Bain 2021-7[2]		27.70%	New
Bardin Hill 2021-2	21.65%	25.07%	3.42%
Barings 2018-1	4.12%	4.21%	0.09%
Barings 2019-I	19.45%	18.87%	-0.58%
Barings 2019-II	17.97%	16.53%	-1.44%
Barings 2020-I	34.38%	33.76%	-0.62%
Barings 2021-II	20.39%	20.57%	0.18%
Barings 2021-III	17.31%	15.76%	-1.56%
Barings 2022-I	22.97%	23.13%	0.16%
Barings 2022-II	33.18%	34.28%	1.10%
Blackstone Basswood Park	12.33%	13.51%	1.18%
Blackstone Bear Mountain Park	17.06%	18.22%	1.16%
Blackstone Bethpage Park	14.47%	14.75%	0.28%
Blackstone Bristol Park	0.00%	0.00%	
Blackstone Dewolf Park	0.00%	0.00%	
Blackstone Kings Park	25.07%	27.24%	2.17%
Blackstone Unity-Peace Park[2]		20.61%	New
Blackstone Wellman Park[2]		21.39%	New
Blackstone Wellman Park M-1 Fee Note[2]		19.45%	New
Blackstone Wellman Park M-2 Fee Note[2]		15.49%	New
Blackstone Whetstone Park	14.26%	17.67%	3.41%
BlueBay AM Euro II	27.78%	28.21%	0.43%
BlueMountain 2013-2	0.00%	0.00%	
BlueMountain 2018-I	7.85%	23.35%	15.50%
BlueMountain XXIII	10.26%	11.65%	1.39%
BlueMountain XXIV	28.36%	30.72%	2.36%
BlueMountain XXV	25.02%	27.85%	2.84%

CLO Equity Holdings (as of September 30, 2023)	Effective Yield as of June 30, 2023	Effective Yield as of September 30, 2023	Change in Effective Yield
Eaton Vance 2020-1[2]		20.86%	New
Eaton Vance 2020-2	22.25%	22.52%	0.27%
Elmwood 14	20.14%	22.23%	2.09%
Elmwood 17	19.41%	20.28%	0.87%
First Eagle Lake Shore MM I	25.01%	21.41%	-3.60%
First Eagle Wind River 2013-2	0.00%	0.00%	
First Eagle Wind River 2014-1	0.00%	0.00%	
First Eagle Wind River 2014-3	0.00%	0.00%	
First Eagle Wind River 2017-1	18.28%	17.48%	-0.80%
First Eagle Wind River 2017-3	16.23%	15.76%	-0.47%
First Eagle Wind River 2018-1	11.88%	11.71%	-0.17%
First Eagle Wind River 2019-2	24.62%	25.75%	1.13%
First Eagle Wind River 2022-2	26.71%	27.84%	1.13%
Generate 9	23.04%	25.92%	2.87%
Greywolf CLO IV	20.44%	21.95%	1.51%
HarbourView VII	0.00%	0.00%	
KKR 36	21.15%	22.06%	0.90%
Marathon VI	0.00%	0.00%	
Marathon VII	0.00%	0.00%	
Marathon VIII	0.00%	0.00%	
Marathon X	0.00%	0.00%	
Marathon XI	0.00%	0.00%	
Marathon XII	0.00%	0.00%	
MJX Venture 41	22.84%	24.54%	1.70%
Muzinich 1988 CLO 1	7.61%	9.47%	1.86%
Muzinich 1988 CLO 2	6.44%	7.70%	1.26%
Muzinich 1988 CLO 3[2]		10.80%	New
OCP Euro CLO 2019-3	20.04%	21.17%	1.12%
Octagon 26	2.28%	5.12%	2.84%
Octagon 27	2.64%	8.06%	5.42%
Octagon 29	10.20%	10.73%	0.54%
Octagon 37	5.24%	4.31%	-0.93%
Octagon 44	15.49%	15.45%	-0.04%
Octagon 45[2]		25.25%	New
Octagon 46	34.08%	33.93%	-0.15%
Octagon 48	17.61%	18.67%	1.06%
Octagon 50	25.26%	26.98%	1.72%
Octagon 51	16.67%	17.49%	0.82%

1. Source: Consolidated Schedule of Investments of the Company's 2023 Semiannual report and September 30, 2023 unaudited financial statements.
2. Not held as of June 30, 2023.



ECC SUPPLEMENTAL INFORMATION[1]

Changes in Effective Yield

The following table represents changes made to effective yields from the prior quarter end

CLO Equity Holdings (as of September 30, 2023)	Effective Yield as of June 30, 2023	Effective Yield as of September 30, 2023	Change in Effective Yield
Brigade Battalion IX	5.09%	5.66%	0.57%
Brigade Battalion XVIII	36.53%	34.54%	-1.99%
Brigade Battalion XIX	26.33%	27.33%	1.01%
Brigade Battalion XXIII	23.58%	24.65%	1.07%
Carlyle GMS 2014-5	0.00%	1.00%	1.00%
Carlyle GMS 2017-4	0.00%	0.00%	
Carlyle GMS 2018-1	2.29%	3.96%	1.67%
Carlyle GMS 2018-4	9.62%	10.47%	0.86%
Carlyle GMS 2019-4	20.33%	22.09%	1.75%
Carlyle GMS 2021-1	22.38%	23.74%	1.35%
Carlyle GMS 2021-4	14.85%	16.23%	1.38%
Carlyle GMS 2021-7	18.81%	20.27%	1.46%
Carlyle GMS 2022-1	20.32%	22.39%	2.07%
Carlyle GMS 2022-3[2]		12.37%	New
CIFC Funding 2013-II	0.00%	4.94%	4.94%
CIFC Funding 2014	1.68%	4.28%	2.60%
CIFC Funding 2014-III	0.95%	5.31%	4.37%
CIFC Funding 2014-IV	12.94%	15.35%	2.40%
CIFC Funding 2015-III	0.00%	0.00%	
CIFC Funding 2019-III	18.90%	20.44%	1.53%
CIFC Funding 2019-IV	16.77%	18.28%	1.51%
CIFC Funding 2019-V	20.01%	20.60%	0.59%
CIFC Funding 2020-I	31.66%	33.82%	2.16%
CIFC Funding 2020-II	21.42%	22.11%	0.69%
CIFC Funding 2020-IV	20.49%	22.23%	1.74%
CIFC Funding 2021-III	18.98%	21.07%	2.10%
CIFC Funding 2021-VI	18.69%	20.11%	1.42%
CIFC Funding 2022-I	19.09%	20.72%	1.63%
CIFC Funding 2022-VI	14.42%	16.23%	1.81%
CIFC Funding 2023-1[2]		20.80%	New
CSAM Madison Park XXI	27.25%	28.48%	1.23%
CSAM Madison Park XXII	20.95%	22.68%	1.73%
CSAM Madison Park XXXIV	25.03%	26.58%	1.55%
CSAM Madison Park XL	12.82%	22.95%	10.14%
CSAM Madison Park XLIV	20.86%	21.74%	0.88%
CSAM Madison Park XLVII	21.27%	22.79%	1.52%
CSAM Madison Park LXII[2]		20.60%	New
Cutwater 2015-I	0.00%	0.00%	
Eaton Vance 2015-1	3.24%	5.87%	2.63%

CLO Equity Holdings (as of September 30, 2023)	Effective Yield as of June 30, 2023	Effective Yield as of September 30, 2023	Change in Effective Yield
Octagon 55	14.50%	14.38%	-0.11%
Octagon 58	21.75%	22.01%	0.25%
Octagon XIV	0.00%	0.00%	
OFSI BSL VIII	0.00%	0.00%	
Prudential Dryden 53	0.00%	0.00%	
Prudential Dryden 64	12.05%	10.34%	-1.72%
Prudential Dryden 68	16.20%	15.86%	-0.34%
Prudential Dryden 85	25.24%	25.51%	0.27%
Prudential Dryden 88 Euro	13.96%	13.58%	-0.38%
Prudential Dryden 94	23.06%	23.41%	0.36%
Prudential Dryden 109	21.85%	22.82%	0.97%
Regatta VII	11.17%	12.36%	1.20%
Regatta VII R1A Fee Note	51.85%	52.02%	0.16%
Regatta VII R2 Fee Note	100.36%	100.99%	0.63%
Regatta XX	18.92%	19.27%	0.34%
Regatta XXI	18.18%	17.05%	-1.13%
Regatta XXII	20.69%	20.69%	0.00%
Regatta XIX	22.01%	0.00%	-22.01%
Regatta XXIV	20.33%	19.15%	-1.18%
Rockford Tower 2019-1	21.46%	22.51%	1.05%
Rockford Tower 2021-3	17.20%	17.33%	0.13%
Rockford Tower 2022-3[2]		23.09%	New
Steele Creek CLO 2018-1	0.00%	0.00%	
Steele Creek CLO 2019-1	11.37%	10.63%	-0.74%
Zais 3	0.00%	0.00%	
Zais 5	0.00%	0.00%	
Zais 6	0.00%	0.00%	
Zais 7	0.00%	0.00%	
Zais 8	0.00%	0.00%	
Zais 9	0.00%	0.00%	
Weighted Average	**15.21%**	**16.29%**	
Called CLO Equity Holdings[3]			
ALM VIII Preferred Shares	0.00%	0.00%	
Blackstone Taconic Park	0.00%	0.00%	
First Eagle Wind River 2016-1	0.00%	0.00%	
Weighted Average	**15.20%[4]**	**16.29%[5]**	

1. Source: Consolidated Schedule of Investments of the Company's 2023 Semiannual report and September 30, 2023 unaudited financial statements.
2. Not held as of June 30, 2023.
3. These CLOs were called and final equity payments were pending as of the last day of the quarter.
4. Weighted average effective yield of CLO Equity investments held as of June 30, 2023 (inclusive of securities sold during Q3 2023 and not reflected in this schedule) was 15.22%.
5. Weighted average effective yield of CLO Equity investments excluding securities purchased or sold during Q3 2023 is 15.93%.





ECC SUPPLEMENTAL INFORMATION

Portfolio Investments and Underlying Portfolio Characteristics

As of September 30, 2023 ECC's portfolio was invested across 197 CLO investments

Summary of ECC's Portfolio of Investments[1]

Cash 2.6%
Other 8.1%
Loan Accumulation Facilities 2.2%
CLO Debt 13.8%
CLO Equity 73.3%

Cash: $22.7 million

Summary of Underlying Portfolio Characteristics[2]

	Q3 2023	Q2 2023	Q1 2023	Q4 2022	Q3 2022
Number of Unique Underlying Loan Obligors	1,789	1,784	1,872	1,868	1,864
Largest Exposure to an Individual Obligor	0.79%	0.76%	0.92%	0.93%	0.84%
Average Individual Loan Obligor Exposure	0.06%	0.06%	0.05%	0.05%	0.05%
Top 10 Loan Obligors Exposure	5.49%	5.68%	6.27%	6.16%	5.79%
Currency: USD Exposure	99.61%	99.57%	98.18%	98.53%	98.65%
Aggregate Indirect Exposure to Senior Secured Loans[3]	96.24%	96.33%	96.20%	96.88%	93.94%
Weighted Average Junior Overcollateralization (OC) Cushion	4.41%	4.53%	4.85%	4.12%	4.24%
Weighted Average Market Value of Loan Collateral	95.71%	94.64%	93.58%	92.14%	91.41%
Weighted Average Stated Loan Spread	3.78%	3.67%	3.67%	3.63%	3.63%
Weighted Average Loan Rating[4]	B+/B	B+/B	B+/B	B+/B	B+/B
Weighted Average Loan Maturity	4.4 years	4.5 years	4.6 years	4.6 years	4.7 years
Weighted Average Remaining CLO Reinvestment Period	2.7 years	2.7 years	2.9 years	3.0 years	3.2 years

1. The summary of portfolio investments and cash shown is based on the estimated fair value of the underlying positions and cash net of pending trade settlements as of September 30, 2023.
2. The information presented herein is on a look-through basis to CLO equity held by the Company as of the period ends noted above (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to the period ends noted above and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of the underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, period end trustee reports, and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of the period ends noted above, and this data may not be representative of current or future holdings. The weighted average remaining reinvestment period information is based on the fair value of CLO equity investments held by the Company at the end of the reporting periods.
3. We obtain exposure in underlying senior secured loans indirectly through CLOs.
4. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO equity or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com). This data includes underlying portfolio characteristics of the Company's CLO equity.



ECC SUPPLEMENTAL INFORMATION

Obligor and Industry Exposures

As of September 30, 2023, ECC has exposure to 1,789 unique underlying borrowers across a range of industries

Obligor and Industry Exposure

Top 10 Underlying Obligors[1]	% Total
Asurion	0.8%
Numericable	0.6%
Cablevision	0.6%
Medline Industries	0.6%
Athenahealth	0.5%
Virgin Media	0.5%
Mcafee	0.5%
Transdigm	0.5%
Univision Communications	0.5%
Centurylink	0.5%
Total	**5.5%**

Top 10 Industries of Underlying Obligors[1]	% Total
Technology: Software & Services	11.4%
Media	6.8%
Health Care Providers & Services	5.9%
Hotels, Restaurants & Leisure	4.9%
Diversified Telecommunication Services	4.2%
Commercial Services & Supplies	4.2%
Diversified Financial Services	4.1%
Insurance	4.0%
Technology: Hardware & Equipment	3.7%
Chemicals	3.4%
Total	**52.5%**

Note: Amounts shown are rounded, and therefore totals may not foot.

1. The information presented herein is on a look-through basis to the CLO equity held by the Company as of September 30, 2023 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2023 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2023 trustee reports, and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2023, and this data may not be representative of current or future holdings.



Maturity Distribution of Underlying Obligors[1]

Prior to 2025, only 1.3% of ECC's underlying loan portfolio matures

% of Fund Exposure

Maturity	Exposure
2023	0.1%
2024	1.2%
2025	7.6%
2026	12.5%
2027	17.6%
2028	39.2%
2029	14.3%
2030+	7.4%

1. The information presented herein is on a look-through basis to the CLO equity held by the Company as of September 30, 2023 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to September 2023 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, September 2023 trustee reports and similar reports, other than the market price, it does not reflect actual underlying portfolio characteristics as of September 30, 2023 and this data may not be representative of current or future holdings.

SELECTED MARKET DATA





SELECTED MARKET DATA

Credit Fundamentals





Average Leverage Multiples of Outstanding Loans (Debt/EBITDA)[1]



Average Interest Coverage Multiples of Outstanding Loans (EBITDA/Interest)[1]



Average Leverage Multiples of Newly Issued Loans (Debt/EBITDA)[2]



Average Interest Coverage Multiples of Newly Issued Loans (EBITDA/Interest)[2]

Source: Pitchbook LCD.

1. Data based on the weighted average ongoing leverage and interest coverage multiples of all public issuers within the Morningstar LSTA US Leveraged Loan Index. As of June 30, 2023, this included approximately $194.8 billion of outstanding loans.
2. Data based on the average point-in-time leverage and interest coverage multiples of newly issued large corporate loans during the period and does not reflect their ongoing financial performance.







SELECTED MARKET DATA

Credit Fundamentals

EAGLE POINT CREDIT COMPANY

Annual Revenue Change (YoY) for Below Investment Grade Companies[1]

18.0%
14.0%
14.0%
12.0%
9.1%
9.9%
8.9%
10.5%
9.3%
11.0%
13.5%
16.3%
12.4%
12.5%
13.6%
10.3%
6.3%
3.9%
5.4%
4.8%
7.2%
8.5%
6.2%
8.7%
10.0%
9.4%
9.6%
11.8%
13.6%
11.0%
9.3%
6.1%
4.5%
5.7%
4.2%
0.9%
(13.1%)
(2.6%)
2.7%
12.5%
27.2%
18.0%
16.7%
18.2%
15.4%
15.1%
11.7%
6.9%
4.3%
Revenue Growth % (YoY)
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
Q121
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23

Annual EBITDA Change (YoY) for Below Investment Grade Companies[1]

17.0%
14.8%
9.6%
12.8%
12.2%
9.3%
8.3%
6.8%
6.1%
6.8%
8.8%
7.1%
8.8%
9.5%
10.2%
5.8%
7.1%
6.2%
7.0%
7.1%
5.8%
4.3%
5.2%
(1.3%)
4.7%
5.8%
4.7%
9.3%
12.1%
13.3%
9.5%
2.7%
1.7%
2.5%
0.0%
(9.5%)
(22.7%)
(1.5%)
4.9%
15.7%
20.9%
13.1%
7.8%
15.0%
11.2%
14.0%
4.8%
5.5%
2.4%
EBITDA Growth % (YoY)
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14
1Q15
2Q15
3Q15
4Q15
1Q16
2Q16
3Q16
4Q16
1Q17
2Q17
3Q17
4Q17
1Q18
2Q18
3Q18
4Q18
1Q19
2Q19
3Q19
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
1Q23
2Q23

Source: Pitchbook LCD.

1. Data based on the average annual revenue and EBITDA change (YoY) for public issuers within the Morningstar LSTA US Leveraged Loan Index. As of June 30, 2023, this included approximately $194.8 billion of outstanding loans.

SELECTED MARKET DATA

Liquidity Considerations



- Secondary trading is conducted through BWICs ("Bids Wanted in Competition") and privately negotiated sales
- CLO debt and equity tranches typically settle electronically via DTC and trade on a T+2 basis

Annual CLO Trading Volume

Year	Non-Investment Grade Rated CLO Tranches	Investment Grade Rated CLO Tranches	Total
2011	$15.3	$24.1	$39.4
2012	$70.5	$35.4	$105.9
2013	$36.6	$42.7	$79.3
2014	$32.3	$47.7	$80.0
2015	$39.1	$52.0	$91.1
2016	$37.8	$52.2	$90.0
2017	$42.1	$26.2	$68.3
2018	$28.2	$45.7	$73.9
2019	$36.1	$74.8	$110.9
2020	$50.7	$133.9	$184.6
2021	$61.3	$79.1	$140.4
2022	$46.9	$153.5	$200.4
YTD 2023	$30.9	$117.6	$148.5

(Billions)

There was over $140 billion of CLO trading volume annually on average over the last 5 years

Source: J.P. Morgan, FINRA reported CBO/CDO/CLO trading volume, Reg S transactions are not included. The total activity of the market is unpublished and although these numbers are not perfect, Eagle Point believes they are directionally accurate. Data as of September 30, 2023.

COMPANY INFORMATION





Eagle Point Credit Company Inc.
600 Steamboat Road, Suite 202
Greenwich, CT 06830
www.EaglePointCreditCompany.com

ICR (Media and Investor Relations)
IR@eaglepointcredit.com
(203) 340 8510